Exhibit 99.1

FORM 6-K ATTACHMENT - CHANGE OF ACCOUNTANTS’ LETTER

July 16, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by SU Group Holdings Limited in its Form 6-K dated July 16, 2026. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of SU Group Holdings Limited contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP